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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Modena 3, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

None

(CUSIP Number)

Abraham Pierce

162 M Homestead Street, Manchester CT 06040 (860) 805-0701

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No.

(1)

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Abraham Pierce

(2)

Check the Appropriate Box if a Member of a Group

(a)  [ ]

(b)  [ ]

(3)

SEC Use Only

(4)

Source of Funds

Personal

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)                  [ ]

(6)

Citizenship or Place of Organization

USA

Number of

(7)

Sole Voting Power

Shares Beneficially

100,000

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

-0-

(9)

Sole Dispositive Power

100,000

(10)

Shared Dispositive Power

-0-

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

100,000

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                         [ ]

(13)

Percent of Class Represented by Amount in Row (11)

100%

(14)

Type of Reporting Person

IN

CUSIP No.

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Modena 3, Inc. (the “Company”), whose offices are located at     .

Item 2. Identity and Background

(a)

Abraham Pierce

(b)

162 M Homestead Street, Manchester CT 06040

(c)

In November of 2000 Mr. Pierce established his computer and multimedia consultancy. His clients include universities and financial services firms.

(d)

I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

USA

Item 3. Source and Amount of Funds or Other Consideration

To date all securities have been purchased from Modena 3, Inc. with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)

Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

(b)

Shared versus sole voting and dispositive power.  See Items 7, 8, 9 and 10 of the applicable cover page.

(c)

This is an original 13D filing.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No.

Item 6.

  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Pierce is the sole owner and President of Modena 3, Inc.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2004

Date

/s/ Abraham Pierce

Signature

Abraham Pierce

Name